

November 30, 2011

Via E-Mail
Mr. Robert J. Palmisano
Chief Executive Officer
Wright Medical Group, Inc.
567 Airline Road
Arlington, TN   38002

> **Re: Wright Medical Group, Inc.**
> **Form 10-K for fiscal year ended December 31, 2010**
> **Filed February 11, 2011**
> **Form 10-Q for the quarter ended September 30, 2011**
> **Filed November 2, 2011**
> **File No. 0-32883**

Dear Mr. Palmisano:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by revising future filings where indicated and by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe a revision is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity and Capital Resources, page 40

1.   We note from Note 10 to the financial statements the amount of pre-tax foreign income and your policy of indefinitely reinvesting the earnings of your foreign subsidiaries. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Further, please provide a discussion of any known

trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 49

2.   Please revise future filings to provide all of the disclosures required by Item 305 of Regulation S-K. In this regard, provide quantitative information in one of the three alternatives set forth in Item 305 of Regulation S-K.

Note 4 - Marketable Securities, page 65

3.   We note from the table provided that the fair value of available-for-sale and held-to-maturity debt securities separated by maturity differ from the amounts classified as "current" and "long-term" on the December 31, 2010 balance sheet. If material to an understanding of your investments and working capital, please revise future filings to provide additional disclosure to explain differences between amounts due within one year as reflected here and amounts classified as current in your balance sheet.

Note 17 – Segment Data, page 82

4.   We note your disclosure here that you have one reportable segment. Please clarify for us how many operating segments you have identified in accordance with paragraphs 280-10-50-1 through 280-10-50-9 of the FASB Accounting Standards Codification. In this regard, provide us with your analysis that supports your conclusions relating to your identification and reporting of segments.

Form 10-Q for the quarterly period ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

5.   We note your disclosure on page 17 that after you conducted an internal investigation with the assistance of outside counsel you notified the United States Attorney's Office for the District of New Jersey of "credible of evidence of serious wrongdoing" and that as a result of that notice you reached an agreement on September 15, 2011 that extended the term of the Deferred Prosecution Agreement with the USAO for an additional 12 months. Please tell us, and in your future filings discuss, with sufficient detail the issues you are addressing, how you have resolved those issues to date and what further actions you are taking to resolve any remaining issues. Please also tell us whether these issues have affected your disclosure controls and procedures and your conclusions regarding their effectiveness. Please also tell us, and disclose in future filings, any

known trends with how your remedial actions will affect your financial condition, results from operations and cash flows. Refer to Item 303(a) of Regulation S-K.

Results of Operations, page 18

6.   We note your disclosures within your discussion of revenues for the three months ended September 30, 2011 that foreign currency changes, increased sales in Japan, decreased sales in Europe, decreased unit volumes and decreased pricing all impacted your revenues. Please revise future filings to separately quantify the effects of each of the items cited.

Restructuring, page 23

7.   We note that you implemented a formal restructuring plan in September 2011 which has resulted in $14 million of expenses during the third quarter ended September 30, 2011. Please expand future MD&A to include discussion of the likely effects of management's plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur. As appropriate, please revise future filings to discuss whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues. In future periods, if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, discuss that outcome, its reasons and the possible effects on future operating results and liquidity. Refer to SAB Topic 5P:4.

Form 8-K filed November 1, 2011

8.   We note the sub-headline of your press release dated November 1, 2011 and included as Exhibit 99.1 in the Form 8-K refers to third quarter adjusted EPS, but we do not see where you have included the most directly comparable GAAP measure with equal or greater prominence. In order to avoid placing undue prominence on the non-GAAP measure, please revise future filings to include the most directly comparable GAAP measure with equal or greater prominence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Allicia Lam, Staff Attorney at (202) 551-3316 or Tim Buchmiller, Legal Reviewer at (202) 551-3635 with any other questions. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief